UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      December 22, 2005

Mr. Thomas L. Pearson
Senior Vice President
Alliance Holdings GP, L.P.
1717 South Boulder Avenue
Tulsa, Oklahoma 74119



      Re:	Alliance Holdings GP, L.P.
		Registration Statement on Form S-1
      Filed November 22, 2005
		File No. 333-129883

Dear Mr. Pearson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








General

1. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

2. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

3. We will process your amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when a price range is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4. Similarly, other than an estimated price range, we note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit. See Section II.A.7 of SEC Release 33-6714.

5. Please file all omitted exhibits as soon as practicable. You should expect that we will require sufficient time to review the exhibits once they have been filed. We may have additional comments.

6. Disclose the number of holders of your security pursuant to Item
201(b) of Regulation S-K.
7. Monitor your need to update your financial statements, as required by Regulation S-X, Rule 3-12.
8. Provide updated consents from your independent accountants in the next amendment.

Cover Page

9. The cover page should include only the information required by
Item 501 of Regulation S-K. Remove the information not called for by the item, including the bulleted information under the cross-reference to the Risk Factor section.

10. We note the map that you have provided identifying the locations where ARLP operates. Provide an explanatory statement indicating that the map does not relate to Alliance Holding GP, LP`s operations but rather to ARLP`s operations.
The Offering, page 7

11. Revise the statement, "we intend to list our common units on the
Nasdaq National Market under the symbol `AHGP`," to make clear that such listing is subject to the approval of your listing application.
Also, advise us as to the status of your listing application.

Our Structure, page 5

12. Please provide narrative explanation of the organizational chart and describe, in necessary detail, the relationships among the persons and entities referred to in the chart.

13. Provide a chart, similar to the chart on page 6, depicting your company`s ownerships and affiliations before the offering.

14. Disclose the names of those persons and entities identified as the "the management investors." Identify the control persons within that group of investors.

Alliance Resource Partners, L.P., page 9

15. Define the term coal synfuel in your glossary.

Summary Historical and Pro Forma Financial and Operating Data,
page
16
16. We note your calculation of EBITDA excludes interests of affiliated and non-affiliated non-controlling partners in consolidated partnership`s net income. In this regard, it appears the title of your non-GAAP measure requires modification, as it does not clearly identify all adjustments you have made to the widely known and recognized measure of EBITDA. The revised title of your non-GAAP measures should not refer in any way to "EBITDA" unless the measure is calculated consistently with its readily known definition.
Refer to Regulation S-K, Item 10(e)(1)(ii)(E) and Question 14 of the
Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued on June 13, 2003 for further explanation.
17. Please consider whether your non-GAAP measure EBITDA is a liquidity measure. If it is a liquidity measure, it should be reconciled to cash flows from operating activities as well as to net income. We note that it is used by your management and others to assess your ability to generate cash, which indicates that it is used not just as a performance measure but also as a liquidity measure.




Risk Factors, page 21

18. Eliminate language that mitigates the risk you present.
Examples
include clauses, such as "we cannot assure" and "we cannot guarantee."

19. If true, include a risk factor addressing the fact that you have no provisions in the event that you have no enough cash to meet your needs.

20. Clarify whether or not you are contractually obligated to make distributions. In this regard, we note your statements on pages 7 and 93 indicating that you cannot assure that you will declare or pay any distributions.

21. Discuss the risks associated with not investing in your future growth, given the fact that your cash distribution policy requires you to distribute most of your cash. Also, describe how you plan to pay for any debt you may incur.

22. Include a risk factor addressing the non-cumulative nature of your dividends.

23. Advise whether you or ARLP can incur debt to make dividend payments. If so, discuss in a risk factor such fact.

Risks Related to Conflicts of Interest, page 29

24. Discuss the risks associated with the ability of your general partner, without the prior approval of a majority of your outstanding units, to mortgage, pledge, hypothecate or grant a security interest in all or substantially all your assets.

Use of Proceeds, page 45

25. We note your statement indicating that you will be "distributing" substantially all the proceeds of the offering to the management investors. Your characterization of the transaction as a "distribution" does not appear to clearly describe the transaction.
In this regard, we note that you will be distributing the proceeds in exchange for partnership interests in ARLP. Please revise or advise.

Management`s Discussion and Analysis of Financial Condition and
Result of Operations, page 67

26. Explain, in detail, how you intend to support ARLP`s implementation of its business strategy.

Analysis of Historical Results of Operations, page 71
27. In your discussion of ARLP`s historical results of operations, you sometimes refer to two or more sources as components that contributed to a material change. Ensure that you quantify the amount of the change that was contributed by each of the factors or events that you identify. For example, in your discussion of income before income taxes and non-controlling interests on page 72, you should quantify the impact of each of the items that contributed to the increase of such income, namely sales volumes, higher coal prices, and reduce general and administratively expenses. To the extent that there are any offsets to increases to which you refer, please quantify the amount of such offsets as well. See Section III.D of SEC Release 33-6835.

Liquidity and Capital Resources, page 80

Liquidity

28. Discuss how ARLP`s liquidity might be affected by (1) the potential loss of one of its main customers if coal synfuel tax credits become unavailable to such customer; (2) the expiration of its long-term agreement with that customer on December 31, 2007; and
(3) the possible adoption of state legislation that might eliminate certain state tax credits that benefit ARLP.

29. Address the impact of the increases in the price of crude oil and natural gas on ARLP`s liquidity.

Business of Alliance Resource Partners, L.P., page 95

30. Substantiate the statement that management believes ARLP "to be the fifth largest coal producer in the eastern United States."

31. Please describe the nature of ARLP`s interest in the properties identified under the "Mining Operations" caption on page 96 through
100.

Directors and Executive Officers of Alliance Resource Partners,
page
120

Executive Compensation, page 122

32. We note on page 124 that ARLP granted in 2003, 2004, and 2005 common units that vest in the future. It appears that the units were not included in the compensation table as long-term compensation. Revise the table or advise why ARLP is not required to include the units in the table.

Certain Relationships and Related Party Transactions, page 129

33. Where applicable, please indicate whether the transactions you list were on terms at least as favorable to you as could have been from unaffiliated third parties as a result of arm`s length negotiations.

Description of Our Partnership Agreement, page 140

Voting Rights, page 141

34. We note that various matters require the approval of a majority of outstanding units. Please identify the number of unitholders that must be present at a meeting to constitute a quorum.

Selling Unitholders, page 176

35. Please state the amount of securities held by the selling unitholders before the offering and the amount of securities to be offered for the unitholders` account.

Underwriting, page 178

36. Please clearly identify the type of arrangement that you have with the underwriter.

Lock-Up Agreements, page 179

37. We note your statement that Lehman Brothers Inc., in its sole discretion, may release the common units subject to the lock-up agreements in whole or in part at any time with or without notice. Advise whether there are any agreements or understandings, tacit or otherwise, for the underwriter to consider a release of any locked-up shares prior to the expiration of the 180 day lockup period.

Electronic Distribution, page 181

38. Tell us whether the underwriters will engage in any electronic offer, sale or distribution of the units and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.
Consult
Releases 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

Engineering Comments

39. Proven and probable reserves are disclosed in your Form S-1 for the Elk Creek and Tunnel Ridge coal properties. Forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC`s Industry Guide 7.

This includes:
* Acreage breakdown by owned, leased or other.
* Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.
* Drill-hole maps showing drill intercepts.
* Justifications for the drill hole spacings used at various classification levels.
* General cross-sections that indicate the relationship between coal seams, geology and topography.
* A detailed description of your procedures for estimating
"reserves."
* The specific criteria used to estimate reserves, see below.
* An indication of how many years are left in your longest-term mining plan for each reserve block.
* Site specific economic justification for the criteria you used to estimate reserves.
* Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.
* Third party reviews of your reserves that were developed within the last three years
* Any other information needed to establish legal, technical and economic feasibility.
Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page
F-2

Pro Forma Adjustments, page F-6

40. Reference is made to adjustment (a) on page F-6. Costs associated with being a public company are not considered factually supportable, as required by Rule 11-02(b)(6) of Regulation S-X and should not be included as an adjustment to the pro forma financial statements. However, you are encouraged to include the expected impact of those costs in the notes to the pro forma financial statements.

41. Explain more fully adjustment (b) to the Non-controlling affiliate interest in consolidated partnership. Specifically, address how the amount was determined and how you determined the accounting treatment under SFAS 141.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kimberly Calder at (202) 551-3701 or Barry
Stem
at (202) 551-3763 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to Roger Baer, Petroleum Engineer, at (202) 551-3705. Please contact Carmen Moncada-Terry at
(202) 551-3687 or, in her absence, the undersigned, at (202) 551-
3740
with any other questions.

      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	D. Oelman
	K. Calder
	B. Stem
	R. Baer
      C. Moncada-Terry
Mr. Thomas L. Pearson
Alliance Holdings GP, L.P.
December 22, 2005
Page 9